Exhibit (a)(5)(D)

TELEMAR NORTE LESTE S.A. CNPJ/MF nº 33.000.118/0001-79 Publicly held	TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.154/0001-29 Publicly held

NOTICE OF MATERIAL FACT

Telemar Norte Leste S.A. (“Telemar”) and Tele Norte Celular Participações S.A. (“TNCP”), pursuant to CVM Ruling No. 358/02, hereby inform the public that:

Voluntary Tender Offer Result

In the auction of the Voluntary Tender Offer made by Telemar for the preferred shares of TNCP (“Tender Offer”), held on the electronic trading system of the Bolsa de Valores de São Paulo (“BOVESPA”) on this date, Telemar acquired 3,951,923 preferred shares of TNCP, corresponding to approximately 93.9% of the outstanding preferred shares of TNCP. The price per preferred share paid by Telemar in the Tender Offer was R$ 33.00.

As a result of the acquisitions made through the Tender Offer, Telemar now holds 3,955,638 preferred shares of TNCP, corresponding to approximately 94.0% of the preferred shares and 59.0% of the capital stock of TNCP. The total amount paid for TNCP preferred shares by Telemar was R$ 130,413,459.00.

The number of preferred shares of TNCP tendered for sale in the auction represented more than  2/3 of the outstanding preferred shares of TNCP (except for those preferred shares already owned by Telemar). As a result, Telemar acquired all the tendered preferred shares.

The number of ADSs of TNCP tendered in the auction was 794,236.41 (representing 794,236.41 preferred shares of TNCP), all of which were acquired by Telemar.

Shareholder Put Right

Under applicable Brazilian rules, all remaining holders of TNCP preferred shares will be entitled to exercise the “shareholder put right” described in the Notice of the Tender Offer dated July 19, 2008 and the offer to purchase, dated July 19, 2008 (the “Offer to Purchase”), and require Telemar to purchase such shares for the tender offer price of R$33.00 per preferred share, including preferred shares represented by ADSs, plus an adjustment at the Brazilian Certificado de Depósito Interbancário – CDI rate from the settlement date of the Auction (August 22, 2008) to the date of payment and net of certain fees and expenses described in the Notice of the Tender Offer and the Offer to Purchase. The period for exercising the shareholder put right, which will be treated as a subsequent offering period for U.S. regulatory purposes, begins today and will expire on November 19, 2008, upon the terms and subject to the conditions set forth in the Notice of the Tender Offer and the Offer to Purchase. Telemar will immediately accept and will promptly pay for all preferred shares for which the shareholder put right is exercised, upon the terms and subject to the conditions set forth in the Notice of the Tender Offer and the Offer to Purchase. Accordingly, a holder who tenders preferred shares in exercise of the put right will not be able to withdraw such preferred shares.

Instructions for Exercise of the Shareholder Put Right:

•  By holders of ADSs—Holders of preferred shares held in the form of ADSs should contact The Bank of New York, the ADS Tender Agent, at 1-888-BNY-ADRS, for assistance in exercising the shareholder put right and to obtain a letter of transmittal to be used in that connection.

•  By holders of preferred shares—All other holders of preferred shares should contact the Shareholder Department of Telemar, at telephone number (21) 3131-4513 and e-mail: cscfalecomacionistas@oi.net.br, for information regarding the exercise of the shareholder put right.

Rio de Janeiro, August 19, 2008

Telemar Norte Leste S.A.

Tele Norte Celular Participações S.A.

José Luís Magalhães Salazar

Investors Relations Officer